23 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 123,900 Reed Elsevier PLC ordinary shares at a price of 1150.5250p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 71,742,685 ordinary shares in treasury, and has 1,133,771,021 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 2,044,350 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 71,700 Reed Elsevier NV ordinary shares at a price of €21.5093 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,482,044 ordinary shares in treasury, and has 654,837,046 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 1,183,500 shares.